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Exhibit 99.2

 AUDITORS' REPORT

To the Shareholders of
 DragonWave Inc.

        We have audited the consolidated balance sheets of DragonWave Inc. (the "Company") as at February 28, 2010 and February 28, 2009 and the consolidated statements of operations, comprehensive income (loss) and deficit and cash flows for each of the years in the two-year period ended February 28, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2010 and February 28, 2009 and the results of its operations and its cash flows for each of the years in the two-year period ended February 28, 2010 in accordance with Canadian generally accepted accounting principles.

Ottawa, Canada,
April 23, 2010

/s/ Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants

1 — Page

CONSOLIDATED BALANCE SHEETS

Expressed in Canadian $000's

	Note	As at February 28, 2010	As at February 28, 2009
Assets
Current Assets
Cash and cash equivalents	3	110,805	8,504
Short term investments	3	8,498	14,994
Trade receivables	4	30,445	10,523
Other receivables	5	1,896	720
Inventory	6	25,166	14,238
Prepaid expenses		759	173
Future income tax asset	15	459	—

		178,028	49,152
Long Term Assets
Property, equipment and intangible assets	7	7,942	2,676
Future income tax asset	15	62	—

		8,004	2,676
Total Assets		186,032	51,828

Liabilities
Current Liabilities
Line of credit	8	—	641
Accounts payable and accrued liabilities	9, 17	35,732	5,640
Income taxes payable		879	37
Deferred revenue		1,070	2,215

		37,681	8,533
Long Term Liabilities	10	2,212	—
Commitments	13
Shareholders' equity
Capital stock	11	193,115	119,925
Contributed surplus	11	1,472	1,230
Deficit		(48,448)	(77,860)

		146,139	43,295
Total Liabilities and Shareholders' Equity		186,032	51,828

Shares issued & outstanding		36,934,917	28,559,297

On behalf of the Board:

(Signed) GERRY SPENCER Director	(Signed) CLAUDE HAW Director

See accompanying notes

2 — Page

CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE INCOME (LOSS) AND DEFICIT

Expressed in Canadian $000's except share and per share amounts

		Twelve months ended February 28
	Note	2010	2009
REVENUE	20, 21	171,104	43,334
Cost of sales	6	99,327	28,683

Gross profit		71,777	14,651

EXPENSES
Research and development		16,224	10,628
Selling and marketing		15,252	10,649
General and administrative		8,109	4,079
Investment tax credits		—	(82)
Restructuring charges	17	—	501

		39,585	25,775

Income (Loss) from operations		32,192	(11,124)
Interest income		128	693
Interest expense		(29)	(35)
Gain on sale of property, equipment and intangible assets		279	—
Foreign exchange gain (loss)		(2,799)	4,514

Income (Loss) before income taxes		29,771	(5,952)
Income tax expense	15	359	37

Net and Comprehensive Income (Loss)		29,412	(5,989)
Deficit, beginning of period		(77,860)	(71,871)

Deficit, end of period		(48,448)	(77,860)

Income (Loss) per share
Basic	12	0.93	(0.21)
Diluted		0.90	(0.21)
Weighted Average Shares Outstanding
Basic	12	31,523,226	28,537,202
Diluted		32,635,342	28,537,202

See accompanying notes

3 — Page

CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in Canadian $000's

	Twelve months ended
	February 28, 2010	February 28, 2009
Operating Activities
Net Income (loss)	29,412	(5,989)
Items not affecting cash
Depreciation	1,726	1,070
Stock-based compensation	1,010	624
Warrant expense	—	2
Unrealized foreign exchange (gain) loss	2,234	(907)
Gain on sale of property, equipment and intangible assets	(279)	—
Benefit on recognition of future income tax asset	(521)	—
Inventory impairment	(1,044)	(1,221)
Accrued interest on fair value of short term investments	(14)	(159)

	32,524	(6,580)
Changes in non-cash working capital items	(388)	(3,776)

	32,136	(10,356)

Investing Activities
Acquisition of property, equipment and intangible assets	(5,893)	(923)
Maturity of short term investments	6,510	17,073

	617	16,150

Financing Activities
Change in line of credit	(641)	91
Exercise of warrants	—	150
Issuance of common shares net of issuance costs	72,423	11

	71,782	252

Effect of foreign exchange on cash and cash equivalents	(2,234)	907
Net increase in cash and cash equivalents	102,301	6,953
Cash and cash equivalents at beginning of period	8,504	1,551

Cash and cash equivalents at end of period	110,805	8,504

Cash paid during the period for interest	29	35

See accompanying notes

4 — Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Expressed in Cdn $000's except share and per share amounts]

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

        DragonWave Inc. [the "Company"], incorporated under the Canada Business Corporations Act in February 2000, is in the business of developing next-generation broadband wireless backhaul equipment.

2. SIGNIFICANT ACCOUNTING POLICIES

        The consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ["GAAP"] and include the following significant accounting policies as well as a reconciliation of the significant differences with generally accepted accounting principles in the United States in note 23.

Use of accounting estimates

        The preparation of the consolidated financial statements in conformity with Canadian GAAP requires the Company's management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent amounts of assets and liabilities as at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods presented. Actual results could differ from the estimates made by management.

        The following accounts include estimates by management: allowance for doubtful accounts, inventory provisions, accrued liabilities, warranty provisions, and stock-based compensation.

        These estimates and assumptions are based on management's historical experience, best knowledge of current events and conditions and actions that the Company may undertake in the future. Certain of these estimates require subjective or complex judgments by management about matters that are uncertain and changes in those estimates could materially impact the consolidated financial statements and notes.

Consolidation

        These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, DragonWave Corp., incorporated in the state of Delaware, and 4472314 Canada Inc., incorporated in Canada. All intercompany accounts and transactions have been eliminated.

Foreign currency translation

        The Company's operations and balances denominated in foreign currencies, including those of its foreign subsidiaries which are considered financially and operationally integrated, are translated into Canadian dollars using the temporal method of translation: monetary assets and liabilities are translated at the period end exchange rate, non-monetary assets are translated at the historical exchange rate, and revenue and expense items are translated at the average exchange rate. Gains or losses resulting from the translation adjustments are included in income.

        The Company's functional currency is Canadian dollars.

Revenue recognition

        The Company derives revenue from the sale of broadband wireless backhaul equipment which includes embedded software and a license to use said software and extended product warranties. Software is considered to be incidental to the product. Services range from installation and training to basic consulting. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred and there are no significant remaining vendor obligations, collection of receivables is reasonably assured and the fee is fixed and determinable. Where final acceptance of the product is specified by the customer, revenue is deferred until acceptance criteria have been met. Additionally, the Company's business agreements may contain multiple

5 — Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in Cdn $000's except share and per share amounts]

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

elements. Accordingly, the Company is required to determine the appropriate accounting, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes, the fair value of these separate units of accounting and when to recognize revenue for each element. For arrangements involving multiple elements, the Company allocates revenue to each component of the arrangement using the residual value method, based on vendor-specific objective evidence of the fair value of the undelivered elements. These elements may include one or more of the following: advanced replacement, extended warranties, training, and installation. The Company allocates the arrangement fee, in a multiple-element transaction, to the undelivered elements based on the total fair value of those undelivered elements, as indicated by vendor-specific objective evidence. This portion of the arrangement fee is deferred. The difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements. In some instances, a group of contracts or agreements with the same customer may be so closely related that they are, in effect, part of a single multiple-element arrangement, and therefore, the Company would allocate the corresponding revenue among the various components, as described above.

        The Company generates revenue through direct sales and sales to distributors. Revenue on stocking orders sold to distributors is not recognized until the product is sold to an end user.

        Arrangements that include services such as training and installation are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential, revenue allocable to the other elements is deferred until the services have been performed. When services are not considered essential, the revenue allocable to the services is recognized as the services are performed.

        Revenue associated with extended warranty and advanced replacement is recognized rateably over the life of the contracted service.

        Revenue from engineering services or development agreements is recognized according to the specific terms and acceptance criteria as services are rendered.

        The Company accrues estimated potential product liability as warranty costs when revenue on the sale of equipment is recognized. Warranty costs are calculated on a percentage of revenue per month based on current actual warranty costs and return experience.

        Shipping and handling costs borne by the Company are recorded in cost of sales. Shipping and handling costs charged to customers are recorded as revenue, if billed at the time of shipment. Costs charged to customers after delivery are recorded in cost of sales.

        The Company generates revenue through royalty agreements as a result of the use of our Intellectual Property. Royalty revenue is recognized as it is earned.

Cash and cash equivalents

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Short term investments

        The Company has classified its short term investments as held for trading and are carried at fair value with both realized and unrealized gains and losses included in the net income (loss).

6 — Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in Cdn $000's except share and per share amounts]

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial instruments

        The Company classifies its financial instruments as held-for-trading, held-to-maturity, available-for-sale, loans and receivables and other financial liabilities. The classification depends on the purpose for which the financial instruments were acquired, their characteristics and management's intent. Management determines the classification of financial assets and liabilities at initial recognition and the classification is not changed subsequent to initial recognition. The Company designated its cash and cash equivalents and short term investments as held-for-trading which are measured at fair value, with changes in fair value being recorded in net earnings. Accounts receivable have been classified as loans and receivables which are measured at amortized cost. Accounts payable and accrued liabilities have been classified as other financial liabilities, which are measured at amortized cost. Due to the short term nature of these assets and liabilities, the fair values approximate amortized cost.

        Transaction costs directly attributable to the acquisition of a financial assets are recorded in net earnings in the period in which they are incurred.

Inventory

        Inventory is valued at the lower of cost and net realizable value ("NRV.") The cost of inventory is calculated on a standard cost basis, which approximates average cost. NRV is determined as the market value for finished goods, raw materials and work in progress less estimated costs of completion and costs to sell. Indirect manufacturing costs and direct labour expenses are allocated systematically to the total production inventory.

Income taxes

        Income taxes are accounted for using the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. Deferred income tax assets and liabilities are measured using substantively enacted tax rates that apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Deferred income tax assets are recognized only to the extent, in the opinion of management, it is more likely than not that the deferred income tax assets will be realized in the future.

        The Company recognizes accrued interest on unrecognized tax liabilities as interest expense.

        Management periodically reviews the Company's provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable. When management performs its quarterly assessments of the provision and valuation allowance, it may be determined that an adjustment is required. This adjustment may have a material impact on the Company's financial position and results of operations.

7 — Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in Cdn $000's except share and per share amounts]

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, equipment and intangible assets

        Property, equipment and intangible assets are stated at cost. Amortization is calculated using the straight-line method over the anticipated useful lives of the assets as follows:

Research and development equipment	5 years
Furniture and fixtures	5 years
Automobiles	5 years
Leasehold improvements	5 years
Test equipment	4 years
Communication equipment	3 years
Warehouse and production fixtures	3 years
Computer hardware	2 years
Intangible assets	2 years

        Intangible assets are comprised of computer software.

        Management evaluates the carrying value of its long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To the extent the estimated undiscounted future net cash inflows attributable to the asset are less than the carrying amount, an impairment loss is recognized. The amount of impairment loss to be recorded is the difference between the asset's carrying value and the net discounted estimated future cash flows.

        As at February 28, 2010, there are no indicators of impairment of long-lived assets.

Stock option plan

        The Company has a stock option plan which is described in note 11. The Company accounts for stock options granted to employees using the fair value method. In accordance with the fair value method, the Company recognizes estimated compensation expense related to stock options over the vesting period of the options granted, with the related credit being charged to contributed surplus.

        The Company launched an employee share purchase plan on October 20, 2008. The plan includes provisions to allow employees to purchase Common shares. The Company will match the employees' contribution at a rate of 25%. Proceeds from employees and cost of matching shares are recorded in share capital and contributed surplus at the time the shares are issued. The shares contributed by the Company will vest 12 months after issuance with a corresponding compensation expense recognized in income.

Research and development

        Research costs are expensed as incurred. Development costs other than property, equipment and intangible assets are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. Development costs incurred prior to establishment of technological feasibility do not meet these criteria, and are expensed as incurred. Government assistance and investment tax credits relating to ongoing research and development costs are recorded as a recovery of the related research and development expenses, and where such assistance is reasonably assured.

Income (loss) per share

        Basic income (loss) per share is calculated by dividing net loss available to Common shareholders by the weighted average number of Common shares outstanding during the period. For all periods presented, the net income (loss) available to Common shareholders equates to the net income (loss).

8 — Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in Cdn $000's except share and per share amounts]

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In the computation of diluted earnings per share, the Company includes the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

CHANGES IN ACCOUNTING POLICIES ADOPTED IN THE CURRENT YEAR

Goodwill and intangible assets

        Effective March 1, 2009, the Company adopted the new CICA standard, Handbook Section 3064, Goodwill and Intangible Assets, which replaced Handbook Section 3062 Goodwill and Other Intangible Assets and Handbook Section 3450, Research and Development Costs. This revision establishes standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Adoption of this new standard was performed on a retroactive basis and did not affect the Company's consolidated financial statements.

Credit risk and the fair value of financial assets and financial liabilities

        On January 20, 2009 the CICA issued EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. Under the requirements of EIC-173, an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and liabilities, including derivative instruments. The Company adopted the requirements of EIC-173 effective March 1, 2009. This has had no material impact on the Company's consolidated financial statements.

Financial instruments – disclosures

        In May 2009, the CICA amended Section 3862, Financial Instruments – Disclosures, to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements for financial assets and liabilities measured at fair value on the balance sheet. Fair values of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement. The Company adopted the requirements of Section 3862 effective March 1, 2009.

Future accounting changes

1.
In February 2010, the Emerging Issues Committee of the CICA issued EIC-175, Multiple Deliverable Revenue Arrangements ("EIC-175"). EIC-175 provides new guidance on how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. This Section applies to revenue arrangements with multiple deliverables entered into or materially modified in the first annual fiscal period beginning on or after January 1, 2011. The Company has not yet determined what the impact of adopting this standard will have on its consolidated financial statements.

  Management believes that EIC-175 is parallel to Accounting Standards Codification ("ASC") Topic 605-25 under US GAAP. ASC Topic 605-25 provides that revenue arrangements with multiple elements should be divided into separate units of accounting if certain criteria are met and provides that fair value of each element is established first by determining if vendor-specific objective evidence exists for that element. ASC Topic 605-25 will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010.

9 — Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in Cdn $000's except share and per share amounts]

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.
In January 2009, the CICA issued Sections 1582, Business Combinations, 1601, Consolidated Financial Statements, and 1602, Non-controlling Interests which replace CICA Sections 1581, Business Combinations and 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations. Section 1582 is applicable for the Company's business combinations with acquisition dates on or after January 1, 2011. Early adoption of this Section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company's interim and annual consolidated financial statements for its fiscal year beginning January 1, 2011. Early adoption of this Section is permitted. If the Company chooses to early adopt any one of these Sections, the other two Sections must also be adopted at the same time. The Company is currently assessing the impact of adopting these sections.

3.
The Company has determined that its functional currency is US dollars effective March 1, 2010. This was a result of the continuing shift in the proportion of its revenue, expenses, assets, liabilities and financing denominated in US dollars. Prior to the conversion date, the Company's operations were measured and expressed in Canadian dollars.

3. CASH, CASH EQUIVALENTS AND SHORT TERM INVESTMENTS

        The Company holds cash, cash equivalents and short term investments in various currencies to facilitate specific business initiatives.

        The following table identifies those currencies and the corresponding allocation:

	as at February 28, 2010				as at February 28, 2009
	Native Amount	Foreign Exchange Rate to Canadian $'s		% of total
Native Currency			Canadian $'s		% of total
US Dollars	97,037	1.053	102,135	92.2%	72.4%
Canadian Dollars	7,680	1.000	7,680	6.9%	15.4%
Euro's	242	1.438	347	0.3%	9.0%
British Pounds	343	1.604	550	0.5%	2.9%
United Arab Emirates Dirham	323	0.287	93	0.1%	0.3%

Total Cash & Cash Equivalents			110,805	100%	100%
Canadian Dollars	8,498	1.000	8,498	100%	100%

Total Short Term Investments			8,498	100%	100%

        Short term investments are classified as held for trading and are re-valued to market at the end of the period. Cost and fair value of investments, as at February 28, 2010, by contractual maturity were as follows:

	Amortized Cost	Fair Value
Maturity Date – March 26, 2010	8,498	8,498

        Under the CICA Handbook Section 3862, "Financial Instruments – Disclosures," the Company is required to disclose a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. The three levels of fair value hierarchy based on the reliability of inputs are as follows:

  •
  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;

  •
  Level 2 inputs are significant observable inputs other than quoted prices included in level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar

10 — Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in Cdn $000's except share and per share amounts]

3. CASH, CASH EQUIVALENTS AND SHORT TERM INVESTMENTS (Continued)

    assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data; and

  •
  Level 3 inputs are significant unobservable inputs that reflect the reporting entity's own assumptions and are supported by little or no market activity.

        The Company's financial assets and liabilities that are measured at fair value on a recurring basis have been segregated into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below.

        Financial assets and liabilities measured at fair value as at February 28, 2010 in the consolidated financial statements on a recurring basis are summarized below:

	Fair value measurements using:
	Level 1	Level 2	Level 3
Assets
Cash	110,805	—	—
Short Term Investments	8,498	—	—

Total assets	119,303	—	—

4. TRADE RECEIVABLES

        The Company is exposed to credit risk with respect to accounts receivable in the event that its counterparties do not meet their obligations. The Company minimizes its credit risk with respect to accounts receivable by performing credit reviews for each of its customers.

        The Company's allowance for doubtful accounts reflects the Company's assessment of collectability across its global customer base. The Company defines past due based on agreed upon terms with each individual customer. The following table illustrates the balances which are at least 1 day past due and the allowance for doubtful accounts deemed appropriate.

	as at February 28, 2010			as at February 28, 2009
	Current	at least 1 day past due	Total	Current	at least 1 day past due	Total
Trade Receivables (gross)	19,868	10,625	30,493	8,071	2,748	10,819
Allowance for doubtful accounts	—	(48)	(48)	—	(296)	(296)

Trade Receivables (net)	19,868	10,577	30,445	8,071	2,452	10,523
	65%	35%	100%	77%	23%	100%

        As at February 28, 2010, two customers exceeded 10% of the total receivable balance. These customers represented 83% [February 28, 2009 – two customers represented 44%] of the accounts receivable balance.

        Included in general and administrative expenses is $(6) related to bad debt expense for the year ended February 28, 2010 [year ended February 28, 2009 – $325].

11 — Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in Cdn $000's except share and per share amounts]

5. OTHER RECEIVABLES

        Other receivables are comprised of the following:

	February 28, 2010	February 28, 2009
Investment Tax Credits	—	187
Goods and Services Tax	1,774	229
UK Value Added Tax	55	203
Miscellaneous receivables	67	101

Total	1,896	720

6. INVENTORY

        Inventory is comprised of the following:

	February 28, 2010	February 28, 2009
Raw Materials	8,440	6,368
Work in Progress	1,170	455
Finished Goods	12,092	4,822

Total Production Inventory	21,702	11,645
Inventory held for customer service/warranty	3,464	2,593

Total Inventory	25,166	14,238

        Cost of sales for the year ended February 28, 2010 was $99,327 [year ended February 28, 2009 – $28,683], which included $89,762 [year ended February 28, 2009 – $25,689] of costs associated with inventory. The remaining costs of $9,565 [year ended February 28, 2009 – $2,994] related principally to freight, warranty and other direct costs of sales.

        During the year ended February 28, 2010, the Company recognized an impairment charge on inventory of $1,044 [year ended February 28, 2009 – $1,221].

12 — Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in Cdn $000's except share and per share amounts]

7. PROPERTY, EQUIPMENT AND INTANGIBLE ASSETS

	February 28, 2010		February 28, 2009
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Test equipment	10,856	5,736	5,903	5,064
R&D equipment	2,040	1,384	2,013	1,114
Computer hardware	1,975	1,457	1,418	1,163
Warehouse and production fixtures	1,070	373	404	153
Leasehold improvements	765	442	512	397
Furniture and fixtures	617	492	602	515
Communication equipment	189	151	151	136
Automobiles	24	11	24	6

	17,536	10,046	11,027	8,548
Intangible assets	1,590	1,138	1,106	909

Total Capital Assets	19,126	11,184	12,133	9,457
Accumulated Amortization	(11,184)		(9,457)

Net Book Value	7,942		2,676

        Depreciation expenses relating to the above capital assets of $1,099, $50 and $577 was included in research and development, sales and marketing and general and administrative expenses respectively for the year ended February 28, 2010 [year ended February 28, 2009: R&D – $701; S&M – $29; G&A – $340].

8. LINE OF CREDIT

        As at February 28, 2010, the Company had drawn nil [February 28, 2009 – $641] on an operating credit facility with a limit of $10,000 USD [February 28, 2009 – $5,000 CDN]. Interest is calculated at the bank's prime rate of interest plus 1.75% [February 28, 2009 – 1%] and resulted in a weighted average effective rate of 4.36% [February 28, 2009 – 5.44%] during the 12 months ended February 28, 2010. The draw on the line of credit is denominated in both Canadian and US currencies. An additional $1,522 USD has been reserved against the operating line of credit to secure letters of credit to support performance guarantees. The Company has provided a general security agreement on trade receivables. The Company was in compliance with the financial covenants included in the lending agreement at all periods mentioned above.

        The Company has drawn nil on a capital expenditure facility with a limit of $3,000 USD [February 28, 2009 – nil]

9. ACCOUNTS PAYABLES AND ACCRUED LIABILITIES

        Accounts Payable and Accrued Liabilities are apportioned as follows:

	February 28, 2010	February 28, 2009
Accounts Payable	17,890	1,764
Accruals (Note 17)	15,818	1,582
Payroll related accruals	536	487
Warranty accrual	1,096	385
Related party transactions (Note 16)	392	1,422

Total Accounts Payable and Accrued Liabilities	35,732	5,640

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in Cdn $000's except share and per share amounts]

9. ACCOUNTS PAYABLES AND ACCRUED LIABILITIES (Continued)

Warranty liability:

        Within its accrued liabilities, the Company records a liability for future warranty costs based on management's best estimate of probable claims within the Company's product warranties. The accrual is based on the terms of the warranty which vary by customer, product, or service and historical experience. The Company regularly evaluates the appropriateness of the remaining accrual.

        The following table details the changes in the warranty liability throughout the last two fiscal years:

	February 28, 2010	February 28, 2009
Balance at the beginning of the period	385	429
Accruals	3,190	485
Utilization	(970)	(529)

Ending Balance	2,605	385
Short term Portion	1,096	385
Long term Portion	1,509	—

10. LONG TERM LIABILITIES

        Long term liabilities are apportioned as follows:

	February 28, 2010	February 28, 2009
Warranty accrual	1,509	—
Deferred Revenue	703	—

Total Long-Term Liabilities	2,212	—

11. CAPITAL STOCK

        The Company is authorized to issue an unlimited number of voting Common shares. Common shareholders are entitled to dividends, if and when declared by the Board of Directors.

        The following table shows the share issuance activity during the years ended February 28, 2009 and 2010:

	Year ended February 28, 2010		Year ended February 28, 2009
	Share issuances	Weighted Avg Price	Share issuances	Weighted Avg Price
Opening Balance	28,559,297	$4.20	28,440,355	$4.21
Warrant exercices	114,594	$3.56	114,980	$1.91
Stock option exercices	753,443	$2.53	450	$2.46
Employee Share Purchase Plan issuances	7,539	$7.32	6,733	$1.18
Equity Financing	7,493,562	$10.29	—
Other	6,482	$0.01	(3,221)	$0.01

Closing Balance	36,934,917	$5.23	28,559,297	$4.20

        On October 20, 2009 the Company completed an equity offering on the NASDAQ stock market. Under the terms of the offering, the Company issued and sold 7,493,562 shares at $10.29 CDN [US$10.00] for aggregate

14 — Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in Cdn $000's except share and per share amounts]

11. CAPITAL STOCK (Continued)

gross proceeds of $77,109. After deducting commissions and listing expenses, the company realized net proceeds of $70,480.

        The following tables provide details of the amounts recorded to common shares and contributed surplus:

	February 28, 2010	February 28, 2009
Value of Capital Stock
Common Shares	193,115	119,925
Contributed Surplus
Fair Value of warrants	66	66
Share based compensation	1,406	1,164

	1,472	1,230

Total Common shares and contributed surplus	194,587	121,155

        The change in the commons shares of $73,190 was attributable to the net proceeds from the equity offering on the NASDAQ stock market in the amount of $70,480; plus an amount of $1,907 due to the exercise of stock options within the fiscal year; plus an amount $55 due to the Company's Employee Share Purchase Plan; plus an amount of $748 which was reclassified from contributed surplus to common shares based on the value of stock-based compensation expense previously recognized on stock options that were exercised within the fiscal year.

        The change in contributed surplus of $242 was attributable to an increase due to stock-based compensation in the amount of $1,010; less other activity in the amount of $20; less an amount of $748 as mentioned above.

        On January 29, 2009 the Board of Directors of the Company approved the adoption of a shareholder rights plan (the "Rights Plan"). The Rights Plan is intended to provide the Company's Board of Directors with adequate time to assess a take-over bid, to consider alternatives to a take-over bid as a means of maximizing shareholder value, to allow competing bids to emerge, and to provide the Company's shareholders with adequate time to properly assess a take-over bid without undue pressure. The Rights Plan is not intended to prevent take-over bids that treat shareholders fairly and offer fair value, and permits bids that meet certain requirements intended to protect the interests of all shareholders.

        The Rights Plan was approved by the Toronto Stock Exchange and was ratified by the Company's shareholders on June 9, 2009 at the Company's Annual and Special Meeting of the shareholders. The complete Rights Plan is published separately and available at www.sedar.com.

Employee stock option/stock issuance plan

Stock Options:

        The Company has established the DragonWave Inc. Key Employee Stock Option/Stock Issuance Plan [the "Plan"] applicable to full-time employees, directors and consultants of the Company for purchase of Common shares with 5,540,238 [February 28, 2009 – 4,283,894] Common shares reserved for issuance as at February 28, 2010. Options are granted with an exercise price equal to the fair value of the Common shares of the Company, and may generally be exercised at a rate of 25% one year from the date of the option grant, and 1/36th of the remaining 75% per additional month of full-time employment with the Company. Options expire in periods ranging from three to ten years, or upon termination of employment.

15 — Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in Cdn $000's except share and per share amounts]

11. CAPITAL STOCK (Continued)

        The following is a summary of Common stock option activity:

	Year ended February 28, 2010		Year ended February 28, 2009
	Options	Weighted Average Price	Options	Weighted Average Price
Opening Balance	2,075,918	$3.37	1,604,350	$3.90
Granted	332,986	$8.90	544,268	$1.97
Exercised	(753,443)	$2.53	(72,250)	$4.47
Forfeited	(52,409)	$3.67	(450)	$2.46

Closing Balance	1,603,052	$3.35	2,075,918	$3.37

        The weighted average grant date fair value of options granted during the year was $5.09.

        On May 14, 2009, the Company exchanged outstanding options held by employees with exercise prices in excess of the fair market value for new options with an exercise price of $3.38 [fair market value at May 14, 2009]. The new options were granted with an additional year of vesting, and an expiry date one year later than the original grant. This exchange affected 371,150 issued and outstanding options. Management had a similar exchange which has the same characteristics as the exchange executed for employees with the exception of the exercise price set at $4.45. On June 9, 2009, the shareholders of the Company ratified a similar modification for officers of the Corporation affecting 290,000 outstanding options.

        The maximum compensation expense related to the modification is $411. As at February 28, 2010, the Company has recognized $225 of expense related to the modification.

        The following table summarizes information about the Company's stock options outstanding and exercisable on February 28, 2010:

Exercise Price		Options Outstanding			Options Exercisable
Low	High	Quantity of Options	Weighted Average Remaining Contractual Life (yrs)	Weighted Average Exercise Price	Quantity of Options	Weighted Average Exercise Price
$1.34	$2.00	428,556	3.70	$1.37	95,382	$1.35
$2.01	$3.00	320,688	1.37	$2.47	245,956	$2.46
$3.01	$4.00	258,061	3.64	$3.38	62,206	$3.38
$4.01	$5.00	275,222	3.56	$4.46	138,054	$4.45
$5.01	$6.00	89,755	3.66	$5.63	21,480	$5.62
$6.01	$10.00	69,300	4.47	$7.12	—	$—
$10.01	$13.74	161,470	4.82	$12.51	—	$—

		1,603,052	3.35	$4.06	563,078	$2.98

        Prior to the IPO, the fair value of options were estimated at the date of grant using the minimum value option pricing model with the following assumptions: risk-free interest rate of 2% to 4%, a dividend yield of nil, and an average expected life of four years.

16 — Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in Cdn $000's except share and per share amounts]

11. CAPITAL STOCK (Continued)

        Pursuant to the IPO, the Company calculates the fair value of options granted subsequent to April 19, 2007 at the date of grant using the Black-Scholes Model. The following are the weighted average values used in determining the fair value:

	Year ended February 28
	2010	2009
Volatility	84.5%	61.2%
Risk Free Rate	1.7%	1.60%
Dividend Yield	Nil	Nil
Average Expected Life	4 yrs	4 yrs

        Non-cash stock based compensation of $1,010 was recorded for the year ended February 28, 2010 [2009 – $624] and was included in General and administrative, Selling and Marketing, and Research and Development expenses as detailed below:

	Year ended February 28
	2010	2009
General & Administrative	398	249
Research & Development	227	151
Sales & Marketing	385	224

	1,010	624

        As at February 28, 2010, compensation costs not yet recognized relating to stock option awards outstanding of $2,692 [February 28, 2009 – $2,164] net of estimated forfeitures. Based on the vesting schedules set out in the stock option issuance plan, the compensation costs will be recognized over the next 3.82 years. Performance vesting awards will vest as performance conditions are met. Compensation will be adjusted for subsequent changes in estimated forfeitures.

        The total intrinsic value of options exercised during the year ended February 28, 2010 is $7,064 [year ended February 28, 2009 – nil].

        The total intrinsic value of fully vested options at February 28, 2010 was $5,591 [February 28, 2009 – ($516)].

Restricted Stock:

        The Company introduced a restricted stock purchase plan as at June 30, 2005. The plan includes provisions to allow employees to purchase Common shares as restricted stock. The restrictions are removed at a rate of 25% one year from purchase and 1/36th of the remaining 75% per month thereafter. All the employees of the Company participated in an option exchange program where their Common options and Special Purpose Common options were exchanged for restricted stock as at June 30, 2005.

17 — Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in Cdn $000's except share and per share amounts]

11. CAPITAL STOCK (Continued)

        The following is a life to date summary of restricted stock activity:

	Restricted stock #	Weighted average exercise price $
Stock with restrictions on April 17, 2007 – Initial Public Offering	1,839,296	0.01
Restrictions lapsed	(1,807,127)	0.01
Restricted stock repurchased on employee departure	(32,084)	0.01

Restricted stock at February 28, 2010	85	0.01

        These restricted stocks vest at various dates with a vesting period of 48 months.

        The Company launched an Employee Share Purchase Plan ["ESPP"] on October 20, 2008. The plan includes provisions to allow employees to purchase Common shares. The Company will match the employees' contribution at a rate of 25%. During the twelve months ended February 28, 2010 a total of 6,031 common shares were purchased by employees at fair market value, while the company issued 1,508 common shares as its matching contribution. The shares contributed by the Company will vest 12 months after issuance.

        The Company records an expense equal to the fair value of shares granted pursuant to the employee share purchase plan over the period the shares vest. The total fair value of the shares issued during the year ended February 28, 2010 was $11 [year ended February 28, 2009 – $1 respectively]. The fair value of the unearned ESPP shares as at February 28, 2010 was $11 [February 28, 2009 – $1]. The number of shares held for release under the plan at February 28, 2010 was 1,516 [February 29, 2008 – nil]. As at February 28, 2010, 1,516 of these shares were still restricted.

Warrants outstanding

        The following table details the warrant outstanding at the end of the fiscal year:

	Oustanding at February 28, 2010
	Warrants outstanding	Exercise Price	Expiry Date
Long Term prior to initial public offering	40,471	$9.10	April 19, 2017
Convertible Debt prior to initial public offering	15,457	$3.56	April 19, 2010
Sale warrant	31,562	$3.56	May 30, 2017

	87,490	$6.12

        On December 21, 2001, and as amended and restated on November 10, 2003, in connection with the issuance of the long term debt, the Company issued to two parties the right to purchase $315 US and $35 US Series A-1 Preferred shares of the Company. On April 19, 2007, a capital reorganization occurred pursuant to which all Preferred shares were converted into Common shares. As a result, and in accordance with the original terms of the agreement, the terms of the warrant were updated such that the holders are entitled to purchase an aggregate of 40,471 Common shares at a purchase price of $9.10 per share. The warrants, which carry a cashless conversion privilege, expire upon the later of: [a] the tenth anniversary of the grant of the right to purchase or [b] April 19, 2012.

        In consideration for entering into the Convertible Debt, the Company issued warrants to the lenders which, pursuant to the capital reorganization on April 19, 2007, resulted in the determination of the number of Common shares available for purchase, and the corresponding exercise price. The warrants entitle the holders to

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in Cdn $000's except share and per share amounts]

11. CAPITAL STOCK (Continued)

purchase an aggregate of 15,457 Common shares at a purchase price of $3.56 per share. A cashless conversion is permitted based on a formula detailed in the warrant agreement. The warrants become exercisable on April 19, 2007, and expire on April 19, 2010.

        Effective May 30, 2007, the Company granted a warrant to a party to purchase up to 126,250 Common shares of the Company at a price of $3.56 per share. The warrant expires 10 years after the date of issuance. The warrant shall vest based on the achievement of pre-determined business milestones. As at August 31, 2008, a revenue reduction provision in the amount of $66 was recognized with a corresponding increase in contributed surplus. The provision was determined using the Black-Scholes Model using a volatility factor of 50%, risk free rate of 3.3% dividend yield of nil, and an expected life of 8.75 years.

12. NET INCOME (LOSS) PER SHARE

        The following table illustrates the dilutive impact on net income (loss) per share including the effect of outstanding options and warrants:

	Year ended February 28
	2010	2009
Basic Net Income (Loss) per share
Net Income (Loss)	29,412	(5,989)
Weighted average number of shares outstanding	31,523,226	28,537,202

Net Income (Loss) per share	0.93	(0.21)

Diluted Net Income (Loss) per share
Net Income (Loss)	29,412	(5,989)
Weighted average number of shares outstanding	31,523,226	28,537,202
Dilutive effect of warrants	73,544	—
Dilutive effect of stock options	1,038,572	—

Adjusted weighted average number of shares outstanding	32,635,342	28,537,202

Net Income (Loss) per share	0.90	(0.21)

        As at February 28, 2010, 121,770 options and 40,471 warrants were excluded from the net income per share calculation as they were anti-dilutive.

13. COMMITMENTS

        Future minimum operating lease payments as at February 28, 2010 per fiscal year are as follows:

$
2011	1,277
2012	834
2013	97
2014	15
Thereafter	—

2,223

        In addition to the above, on December 1, 2008, the Company issued a letter of credit to support a guarantee with a European bank. The guarantee expires on April 30, 2010 and has an amount of up to 860,000 Euros. The

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in Cdn $000's except share and per share amounts]

13. COMMITMENTS (Continued)

Company is selling equipment to an integrator who will resell the equipment to a service provider. The Company will be required to fulfill its obligations under the guarantee in the event that the service provider defaults on its obligations to the bank. The Company has recourse against the integrator in the event that the guarantee is exercised.

14. SUPPLEMENTAL CASH FLOW INFORMATION

	Year ended February 28
	2010	2009
Changes in non-cash working capital balances:
Trade receivables	(19,922)	910
Other receivables	(1,176)	372
Inventory	(9,884)	(2,433)
Prepaid expenses	(586)	251
Accounts payable and accrued liabilities	30,501	(3,378)
Taxes payable	842	—
Deferred Revenue	(442)	502
Gain on sale of property, equipment and intangible assets	279	—

	(388)	(3,776)

15. INCOME TAXES

Income (loss) by jurisdiction

        The components of the Company's income (loss) from continuing operations before income taxes, by taxing jurisdiction, were as follows:

	Year Ended February 28
	2010	2009
Canada	30,320	(11,354)
United States	1,872	230
Other	—	—

	32,192	(11,124)

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in Cdn $000's except share and per share amounts]

15. INCOME TAXES (Continued)

        Income tax expense (recovery) consists of:

	Year Ended February 28
	2010	2009
Current
Canadian	—	—
Foreign	880	37

Total	880	37

Future
Canadian	—	—
Foreign	(521)	—

Total	(521)	—

Income tax expense	359	37

        The reported income tax provision differs from the amount computed by applying the Canadian statutory rate to the net income (loss), for the following reasons:

	Year Ended February 28
	2010	2009
Income (loss) before income taxes	29,771	(5,952)
Statutory income tax rate	32.83%	33.42%
Expected income tax expense	9,774	(1,989)
Foreign tax rate differences	36	5
Foreign branch taxes	43	37
Scientific Research and Experimental Development (SR&ED) expenses utilized	(7,745)	—
Loss carryforward utilization	(3,691)	(275)
Operating losses not benefitted	2,604	—
Share issuance costs	(902)	(490)
Expenses not deductible for tax purposes	608	359
Tax depreciation in excess of accounting	(470)	—
Accrued expenses not currently deductible	274	2,273
Deferred revenue	(200)	117
Other	28	—

Income tax expense	359	37

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in Cdn $000's except share and per share amounts]

15. INCOME TAXES (Continued)

        The Company's future tax assets and liabilities include the following significant components:

	Year Ended February 28
	2010	2009
SR&ED expenditures	2,681	10,120
Operating loss carryforwards	4,824	5,122
Income and expense reserves	1,356	—
Book and tax differences on assets	2,498	4,259
Share issue expenses	2,080	—
Ontario Harmonization tax credit	1,601	1,857

Total future tax assets	15,040	21,358

Valuation allowance	(14,519)	(21,358)

Net future tax assets	521	—

        As at February 28, 2010, the Company had $18,453 of cumulative income tax loss carryforwards in Canada that expire in Fiscal 2029 and Fiscal 2030. Income tax benefits relating to these losses have not been recognized in the consolidated financial statements as recognition requirements under the liability method of accounting for income taxes were not met.

        The Company also had $601 of Federal tax loss carry forwards in the U.S. that expire in Fiscal 2026 and Fiscal 2027. Internal Revenue Code Section 382 imposes an annual limitation on the use of a company's net operating loss carryforwards when a company has an ownership change. As a result of the Company's public offering in April 2007 and the follow-on offering in September 2007, the Company effectuated a change of ownership as understood by Section 382. The annual restriction in the amount of losses that may be used has been calculated as $417. At the end of fiscal 2009, the company had provided a full valuation allowance against the US operating losses. During FY10, the valuation allowance was fully reversed with the value of the losses being recorded in short and long term future assets. At the end of FY10, a short term future tax asset was also set up for non-deductible accounting reserves.

        As at February 28, 2010, the Company had $8,142 of investment tax credits available to reduce future federal Canadian income taxes payable. These investment tax credits begin to expire in 2021. A tax benefit for these investment tax credits has not been recognized in the consolidated financial statements. During the years ended February 28, 2010 and February 28, 2009, the Company recognized investment tax credits of $nil and $82, respectively. Also as at February 28, 2010, the Company had scientific research and experimental development expenditures of $10,722, which may be carried forward indefinitely, the tax benefit for which has not been recognized in the consolidated financial statements.

        The Company had a transitional tax credit of $1,601, arising from Federal/Ontario Corporate Tax Harmonization, that is available to reduce future Ontario income tax and expires in 2013. A tax benefit for this credit has not been recognized in the consolidated financial statements.

        The Company's future tax assets include approximately $2,080 related to deductions for share issuance costs. If and when the valuation allowance related to these amounts is reversed, the Company will recognize the benefit as an adjustment to share capital as opposed to income tax expense.

22 — Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in Cdn $000's except share and per share amounts]

15. INCOME TAXES (Continued)

ASC 740 (formerly FIN 48)

        ASC 740 provides additional implementation guidance on the recognition, measurement and disclosure of uncertain tax positions in financial statements. ASU 2009-06 is effective for interim and annual periods ending after September 15, 2009, if the reporting entity is currently applying provisions for the accounting for uncertainty in income taxes; otherwise, it is effective for annual periods beginning after December 15, 2009. Under Canadian GAAP, the Company recognizes and measures income tax positions based on the best estimate of the amount that is more likely than not of being realized. The adoption of ASC did not have any impact on the Company's U.S. GAAP results.

Substantively enacted tax rates

        Under Canadian GAAP, income taxes are measured using substantively enacted tax rates, while under U.S. GAAP, measurement is based upon enacted tax rates. This difference does not result in a difference for any periods presented in these consolidated financial statements.

Deferred tax asset

        Under U.S. GAAP, investment tax credits are included in the determination of deferred tax asset whereas under Canadian GAAP, investment tax credits are not considered in the determination of future tax assets. Including the investment tax credits as a deferred tax asset under U.S. GAAP would have the impact of increasing deferred tax assets with a corresponding increase in the Company's valuation allowance of $6,107 as at February 28, 2010 and $4,700 as at February 28, 2009.

Fiscal period subject to examination

        The Company files income tax returns in Canada, the United States, the United Kingdom and Singapore. Generally, the years 2002 to current remain subject to examination by tax authorities.

Valuation Allowance

        Under U.S. GAAP, any valuation allowance related to investment tax credits must be included in the valuation allowance for deferred tax assets. Accordingly, the Company recorded a valuation allowance of $20,989 as at February 28, 2010 [February 28, 2009 – $26,352].

Recognition of future tax assets

        In assessing the likelihood of realizing future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will be realized. The ultimate realization of future income tax assets is dependent upon the generation of future taxable income during the years in which the temporary differences are deductible. Management considers the scheduled reversals of future tax liabilities, the character of the future income tax assets and available tax planning strategies in making this assessment.

        To the extent that management determines that the realization of future income taxes does not meet the more likely than not realization criterion, a valuation allowance is recorded against the future income tax assets.

        For all periods presented, there is no difference between Canadian and US GAAP as the Company does not believe that any income tax positions taken in its filings are subject to material uncertainty if reviewed by the Canada Revenue Agency, Internal Revenue Service or other tax jurisdiction in which the Company operates. In cases where the Company is charged interest and penalties on uncertain tax positions which do not meet the recognition criteria, the Company includes these in interest expense and other operating expenses, respectively.

23 — Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in Cdn $000's except share and per share amounts]

16. RELATED PARTY TRANSACTIONS

        The Company leases premises from a real estate company controlled by a member of the Board of Directors. During the year ended February 28, 2010, the Company paid $1,130 [twelve months ended February 28, 2009 – $845], relating to the rent, operating costs, and leasehold improvements associated with this real estate, and the value owing for net purchases at February 28, 2010 was $74 [February 28, 2009 – nil] and is included in accounts payable and accrued liabilities. These amounts have been allocated amongst various expense accounts.

        The Company also purchased products and services from a company controlled or significantly influenced by a Board member. Total net product and services purchased for the year ended February 28, 2010 was $13,356 [twelve months ended February 28, 2009 – $14,308], and the value owing for net purchases at February 28, 2010 was $318 [February 28, 2009 – $1,422] and is included in accounts payable and accrued liabilities. The majority of the purchases have been recorded in inventory and ultimately in cost of sales.

        Details of related party transaction amounts included in income statement captions are as follows:

	Year ended February 28
	2010	2009
Cost of Sales	13,619	14,103
Research and Development	586	437
General and administrative	183	280
Sales and Marketing	98	333

Total	14,486	15,153

        All transactions are in the normal course of business and have been recorded at the exchange amount.

17. RESTRUCTURING COSTS RELATED TO SPECIFIC ITEMS

        During the third fiscal quarter of the year ended February 28, 2009, the Company implemented a restructuring plan aimed at reducing its operating expenses due to the uncertainty in some of its markets arising from the global financial conditions.

        Restructuring charges related to severance costs and other cost reduction measures were $461 and $40 respectively. Other costs include both legal and contract termination costs. All restructuring costs were recognized during the third fiscal quarter of the year ended February 28, 2009. The greater part of all cash disbursements related to these restructuring costs took place during the three months ended February 28, 2009; the remaining $17 held in accounts payable was disbursed in the following fiscal quarter.

18. FINANCIAL INSTRUMENTS

        Under Canadian GAAP, financial instruments are classified into one of the following categories: held-for-trading, held-to-maturity, available-for-sale, loans and receivables, or other financial liabilities.

24 — Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in Cdn $000's except share and per share amounts]

18. FINANCIAL INSTRUMENTS (Continued)

Fair value

        The following table summarizes the carrying values of the Company's financial instruments:

	February 28, 2010	February 28, 2009
Held-for-trading (1)	119,303	23,498
Loans and receivables (2)	30,512	11,243
Other financial liabilities (3)	32,911	5,934

(1)
Includes cash, cash equivalents, and short term investments

(2)
Includes trade receivables and other receivables

(3)
Includes line of credit, accounts payable and accrued liabilities which are financial in nature

        Cash and cash equivalents, short term investments, trade receivables, other receivables, line of credit, accounts payable and accrued liabilities are short term financial instruments whose fair value approximates the carrying amount given that they will mature shortly. As at the balance sheet date, there are no significant differences between the carrying value of these items and their estimated fair values.

Credit risk

        In addition to trade receivables (Note 4), the Company is exposed to credit risk in its cash and cash equivalents, and short term investments in the event that its counterparties do not meet their obligations. The Company does not use credit derivatives or similar instruments to mitigate this risk and, as such, the maximum exposure is the full carrying value or face value of the financial instrument. The Company minimizes credit risk on cash and cash equivalents and short term investments by transacting with only reputable financial institutions.

Liquidity risk

        Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Based on the Company's recent performance, current revenue expectations and strong current ratio, management believes that liquidity risk is low.

Interest rate risk

        Cash and cash equivalents and short term investments with fixed interest rates expose the Company to interest rate risk on these financial instruments. Interest income of $128 was recognized during the year ended February 28, 2010 on the Company's cash, cash equivalents and short term investments [year ended February 29, 2008 – $693].

        The following table illustrates the effect of a change in interest rates on the Company's net income for the periods mentioned below, with all other variables held constant. The change in after-tax income is due to adjustments in the fair value for fixed rate short term investments classified as held for trading.

Effect on the Company's after-tax income	Interest Rate +25 basis points	Interest Rate -25 basis points
as at February 28, 2010	(2)	2
as at February 28, 2009	(2)	2

        The Company pays interest on its line of credit at the bank's prime rate of interest plus 1.75% [February 28, 2009 – 1%], and has interest rate risk exposure due to changes in the bank's prime rate.

25 — Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in Cdn $000's except share and per share amounts]

18. FINANCIAL INSTRUMENTS (Continued)

Foreign exchange risk

        The following table summarizes the currency distribution of the Company's financial instruments in Canadian dollars:

	February 28, 2010			February 28, 2009
	CDN Dollars	US Dollars	Other Currency	CDN Dollars	US Dollars	Other Currency
Cash, cash equivalents and short term investments	13%	86%	1%	69%	26%	5%
Trade receivables	6%	93%	1%	4%	90%	6%
Financial liabilities	35%	65%	0%	40%	59%	1%

        Foreign exchange risk arises because of fluctuations in exchange rates. The Company's financial results are reported in Canadian dollars while it conducts the majority of its business activities in foreign currencies, primarily United States dollars. The assets, liabilities, revenue and expenses that are denominated in foreign currencies will be affected by changes in the exchange rate between the Canadian dollar and these foreign currencies. The Company does not currently use derivative financial instruments to mitigate this risk.

        If the Canadian dollar had appreciated 1 percent against all foreign currencies at February 28, 2010, with all other variables held constant, the impact of this foreign currency change on the Company's foreign denominated financial instruments would have resulted in a reduction of after-tax net income of $1,114 for the year ended February 28, 2010 [year ended February 28, 2009 – $211], with an equal and opposite effect if the Canadian dollar had depreciated 1 percent against all foreign currencies at February 28, 2010. However, the Company believes that the above the sensitivity analysis is unrepresentative of the currency risk inherent in the financial instruments. This is because the Company's cash outflows have proportionately been shifting from Canadian dollars to foreign currencies, primarily United States dollars, reducing the requirement to purchase foreign currencies.

        For the year ended February 28, 2010, a foreign exchange loss of $2,799 was recognized [year ended February 28, 2009 – $4,514 gain].

19. CAPITAL MANAGEMENT

        The Company defines capital to include shareholders' equity. The Company manages its capital in order to maintain flexibility and respond to changes in economic and/or marketplace conditions. In order to increase shareholder value, the Company may adjust its capital structure by issuing new shares, purchasing shares for cancellation or raising debt. At this time, the Company does not utilize debt facilities as part of its capital management strategy with the exception of an operating line of credit. For all periods noted, the Company has not distributed dividends to its shareholders, and there were no changes in the Company's approach to capital management during the periods noted in these consolidated financial statements.

26 — Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in Cdn $000's except share and per share amounts]

20. SEGMENTS AND GEOGRAPHICAL INFORMATION

        The Company operates in one reportable segment – broadband wireless backhaul equipment. All significant assets held by the Company are located in Canada. The following table presents total revenues by geographic location:

	Year ended February 28, 2010		Year ended February 28, 2009
	$'s	%	$'s	%
Canada	8,965	5.2%	4,690	10.8%
North America (excluding Canada)	149,365	87.3%	24,951	57.6%
Europe, Middle East, and Africa	10,633	6.2%	11,334	26.2%
Other	2,141	1.3%	2,359	5.4%

Total Revenue	171,104	100%	43,334	100%

        During each of the periods presented revenue is comprised of:

	Year ended February 28, 2010		Year ended February 28, 2009
	$'s	%	$'s	%
Product Sales	166,328	97.2%	38,952	89.9%
Services	4,776	2.8%	4,382	10.1%

Total Revenue	171,104	100%	43,334	100%

21. ECONOMIC DEPENDENCE

        The Company is dependent on a key customer with respect to revenue. This customer represents approximately 80% of sales for the year ended February 28, 2010 [year ended February 28, 2009 – 19%].

22. EXPENSES

        Included in general and administrative expenses is $931 related to premises rental expense for the year ended February 28, 2010 [year ended February 29, 2009 – $759].

23. RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        The Company follows Canadian GAAP which is different in some respects from the accounting principles applicable in the United States ("U.S. GAAP") and from practices prescribed by the United States Securities

27 — Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in Cdn $000's except share and per share amounts]

23. RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

and Exchange Commission. The significant differences between Canadian and U.S. GAAP, and their effects on the consolidated financial statements, are described below:

        The following table reconciles net income (loss) and comprehensive income (loss) as reported under Canadian GAAP to net income (loss) and comprehensive income (loss) that would have been reported had the consolidated financial statements been prepared in accordance with U.S. GAAP:

        There was no effect of the above adjustments on the Company's total shareholders' equity.

	Year ended February 28
	2009	2008
Net and comprehensive income (loss) in accordance with Canadian GAAP	29,412	(5,989)
Share-based compensation	(41)	(145)

Net and Comprehensive income (loss) in accordance with U.S. GAAP	29,371	(6,134)

        The following table details the computation of U.S. GAAP basic and diluted loss per share:

	Year ended February 28
	2009	2008
Net and Comprehensive income (loss) in accordance with U.S. GAAP	29,371	(6,134)
Weighted average number of shares	31,523,226	28,537,202
Basic income (loss) per share	0.93	(0.21)
Weighted average number of shares – diluted	32,635,342	28,537,202
Diluted income (loss) per share	0.90	(0.21)
  a)
  Stock-based compensation

        Under Canadian GAAP, effective March 1, 2004, public companies must account for stock-based compensation granted to employees, officers and directors at fair value, which is measured using the Black-Scholes option pricing model. Prior to the IPO, DragonWave was privately held and used the minimum value methodology for valuing stock-based compensation, also allowable under Canadian GAAP.

        Under U.S. GAAP, effective March 1, 2006, the Company adopted Statement of Financial Accounting Standards ASC 718, "Stock Compensation" ["ASC 718"], formerly SFAS No. 123(R) "Share-based payments." This standard requires companies to expense the fair value of stock-based compensation awards through operations, including estimating forfeitures at the time of grant in order to estimate the amount of stock-based awards that will ultimately vest. The Company elected to apply the modified prospective application transition method to account for stock options outstanding as at February 28, 2005. This method requires that the provisions of ASC 718 are generally applied only to share-based awards granted, modified, repurchased or cancelled on March 1, 2006 and thereafter. ASC 718 was applied prospectively to new awards and to awards modified, repurchased, or cancelled after the required effective date. The Company had previously applied ASC 718 and recognizes the remaining value of awards granted prior to March 1, 2006 over their remaining service period.

        The Company has adopted the straight-line attribution method for determining the compensation cost to be recorded during each accounting period. However, awards based on performance conditions are recorded as compensation expense when the performance conditions are expected to be met.

28 — Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

[Expressed in Cdn $000's except share and per share amounts]

23. RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

        As a result of adopting ASC 718, which does not permit the use of the minimum value method additional compensation expense has been recorded under U.S. GAAP for the twelve month period ended February 28, 2010 and February 28, 2009.

        ASC 718 does not permit the use of the minimum value method. The Company derives the volatility over the expected term of the awards based on comparable companies' historical volatilities as this represents the most appropriate basis to determine actual expected volatility of its own shares in future periods. The expected life of options was determined based on several factors including historical life, probable life before exercise, and probability of exercise.

        On May 14, 2009 and June 11, 2009, the Company modified certain outstanding stock options by reducing the exercise price of the options and extending their contractual life by one year. Under Canadian GAAP, in calculating the value of the option immediately prior to the modification, its expected life was limited to the remaining life of the previously granted option. Under U.S. GAAP, in accordance with ASC 718, the expected life of the option was re-evaluated immediately prior to the modification and was not limited to the remaining expected life of the un-modified option. As a result, compensation cost recorded for the year ended February 28, 2010 related to the modification under U.S. GAAP is less than the amount recorded under Canadian GAAP.

29 — Page

QuickLinks

  Exhibit 99.2
AUDITORS' REPORT
CONSOLIDATED BALANCE SHEETS Expressed in Canadian $000's
CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE INCOME (LOSS) AND DEFICIT Expressed in Canadian $000's except share and per share amounts
CONSOLIDATED STATEMENTS OF CASH FLOWS Expressed in Canadian $000's
DragonWave Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [Expressed in Cdn $000's except share and per share amounts]